Exhibit 99.1

China Digital TV Announces Results of Annual General Meeting

BEIJING, December 30, 2015 /PRNewswire/ -- China Digital TV Holding Co., Ltd. (NYSE: STV) ("China Digital TV" or the "Company"), the leading provider of cloud-based application platforms and conditional access ("CA") systems which enable China's digital cable television market to offer and secure diversified content services, today announced the results of the Company's annual general meeting (the "AGM"), held in Beijing today.

At the AGM, shareholders, through an ordinary resolution, approved the re-election of Mr. Michael Elyakim as a Class II Director of the Board of Directors of the Company for a new three-year term.

For more detailed information regarding the shareholder resolution adopted at the Company's AGM, please review the Notice of the Annual General Meeting of shareholders (and the accompanying proxy statement) at http://ir.chinadtv.cn.

About China Digital TV

Founded in 2004, China Digital TV enables television network operators to manage, extend and diversify content services across households and public areas in China. China Digital TV is the leading provider of cloud-based application platforms and network broadcasting platform ("NBP") services to Chinese cable operators, helping them to effectively bring mobile gaming apps and other entertainment options to household television sets, and extend cable programming outside the home to any mobile device. China Digital TV is also the leading provider of CA systems in China's digital television market. CA systems enable television network operators to secure the delivery of content to their subscribers. The Company cooperates with nearly all of China’s cable television operators.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn .

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

ICR, Inc.

Charles Eveslage

Tel: +1 (646) 328-1950

Email: stv@icrinc.com